Exhibit 99.1

Alpha Tau Announces 100% Local Disease Control Rate and Favorable Safety Profile Observed in Alpha DaRT® Pancreatic Cancer Trials Presented at DDW 2026

- 100% local disease control rate achieved in evaluable patients in pooled analysis of two first-in-human trials of Alpha DaRT® in pancreatic adenocarcinoma -

- Favorable safety profile observed, with only 8 device-associated adverse events in 7 of 26 subjects (27%), nearly all resolving within two weeks in some of the most challenging, heavily pre-treated patients in oncology -

- Highly heterogeneous patient population for whom available options are extremely limited included patients ineligible for chemotherapy as well as patients who had received up to four prior lines of chemotherapy -

- Streamlined outpatient endoscopic ultrasound (EUS)-guided procedure designed for seamless integration into standard GI endoscopy workflow -

- Results shared in oral presentation at DDW 2026, the first presentation of Alpha DaRT at a premier international gastroenterology conference -

Jerusalem, May 4, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the presentation of updated pooled results from two first-in-human clinical trials of Alpha DaRT in pancreatic ductal adenocarcinoma (PDAC) at Digestive Disease Week (DDW) 2026, the world’s premier international gastroenterology conference.

The abstract, entitled “Updated Results of Feasibility, Safety, and Tumor Control in Two First-In-Human Trials of a Novel Alpha-Emitting Radionuclide for Pancreatic Adenocarcinoma,” was selected for podium presentation in the Pancreatic Cancer I: Diagnosis and Treatment session. The abstract is based on combined data from two clinical protocols conducted at Hadassah Medical Center in Jerusalem, Israel, and was presented by Philip Blumenfeld, MD, Director of Advanced Radiotherapy Unit, Sharett Institute of Oncology, Hadassah Medical Center. This marks the first time that Alpha DaRT clinical results have been selected for oral presentation at a major gastroenterology conference.

Clinical Results

The results were pooled from two clinical studies of Alpha DaRT treating localized unresectable and metastatic pancreatic cancers in a heterogeneous patient population, including those who were ineligible to receive chemotherapy as well as those who had undergone up to four prior lines of chemotherapy. Despite this breadth and complexity of clinical backgrounds, 100% local disease control was achieved across all 19 evaluable patients based on modified RECIST v1.1 criteria, as measured by best overall response, reflecting 15 (79%) with stable disease and 4 (21%) with partial response, a landmark result underscoring the potential of Alpha DaRT as a compelling intratumoral treatment regardless of prior treatment history.

The safety profile was also highly encouraging. Among 26 subjects treated, only 8 device-associated adverse events were observed in 7 subjects (27%), all of which resolved within two weeks, with the exception of one instance of lingering fatigue.

Uzi Sofer, CEO of Alpha Tau, stated: “These results represent a highly significant milestone for Alpha DaRT and for Alpha Tau’s strategic mission to establish intratumoral alpha-emitting radiotherapeutics as a meaningful option in oncology’s most challenging indications. What makes these data particularly compelling is not only the efficacy and safety signal - which are both exceptional - but also the fact that this treatment was designed to integrate naturally into the existing patient pathway and GI workflow. The ability to deliver Alpha DaRT via EUS, a procedure which gastroenterologists already perform routinely, makes this treatment highly attractive from a clinical adoption perspective. Furthermore, the combination of a localized treatment with systemic approaches represents a major advantage over combinations of other systemic therapies with chemotherapy regimens, which often carry significant toxicity burdens. We believe Alpha DaRT has the potential to fundamentally change how pancreatic cancer is treated, and these results bring us closer to realizing that potential.”

“These are some of the most challenging, heavily pre-treated patients in oncology - patients for whom available options are extremely limited,” commented Robert Den, MD, Chief Medical Officer of Alpha Tau. “Nevertheless, consistency of response across such a diverse cohort is a powerful signal of Alpha DaRT’s potential. Coupled with a very promising safety profile characterized by low rates of device-associated adverse events and rapid resolution, these results provide a strong foundation for the advancement of Alpha DaRT in pancreatic cancer and further reinforce the scientific basis for our ongoing U.S. multicenter pancreatic cancer IMPACT trial.”

Philip Blumenfeld, MD, Director of Advanced Radiotherapy Unit, Sharett Institute of Oncology, Hadassah Medical Center, and presenter of the abstract, commented: “As a radiation oncologist and member of a multidisciplinary pancreatic cancer team, I see these results as potentially addressing a significant unmet need from several clinical perspectives. Pancreatic cancer has historically been relatively resistant to radiation therapy, and while modern techniques such as SBRT have improved our ability to deliver ablative doses, their use remains constrained by the close proximity of critical gastrointestinal structures. As a result, achieving meaningful local control without toxicity continues to be a major challenge. The ability to deliver intratumoral alpha-particle therapy via EUS, with consistent disease control across treated patients, hopefully represents an important advance in the radiotherapeutic management of this disease. Equally notable is the favorable toxicity profile. In a patient population already heavily burdened by aggressive systemic chemotherapy, a treatment that offers strong local efficacy with minimal added toxicity is highly compelling. This combination makes Alpha DaRT a treatment I am genuinely excited about for my patients.”

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. The Alpha DaRT treatment has not been approved in the US for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in pancreatic cancer patients, including the potential benefits and associated risks, future applications and uses, the IMPACT study and potential indication approvals, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval to commercialize its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com